Exhibit 99.1
ERMENEGILDO ZEGNA GROUP TO REPORT FIRST HALF 2023 PRELIMINARY REVENUES ON THURSDAY, JULY 27, 2023

July 10, 2023 – MILAN – Ermenegildo Zegna N.V. (NYSE: ZGN) (“Zegna Group” or “the Company”) today announced that it will publish its unaudited preliminary revenues for the first half of 2023 on Thursday, July 27, 2023, at approximately 6:00 a.m. EST (12:00 p.m. CET). On the same day, at 7:30 a.m. ET (1:30 p.m. CET), the Company will host a webcast and conference call to discuss the announced unaudited revenues and provide an update on trends and guidance.

Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the presentation, please visit the “Events & Presentations” tab on the Investor Relations section of the Company’s website. A live webcast of the conference call will also be available on the Company’s website at ir.zegnagroup.com.

To participate in the call, please dial:

Italy (Local): +39 06 9450 1060
United Kingdom (Local): +44 20 4587 0498
United States (Local): +1 646 787 9445
Participant Access Code: 050742
An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group is a leading global luxury group listed on the New York Stock Exchange (NYSE: ZGN). The Group is the owner of the world-renowned ZEGNA and Thom Browne brands, and operates TOM FORD FASHION through a long-term license agreement with The Estée Lauder Companies Inc. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a unique vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community, and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding by the Zegna family over 100 years ago. Ensuring the highest quality of products without compromising the quality of life for future generations is a commitment carried from the Group’s home in Italy to its operations around the world. Today the Group operates in approximately 80 countries around the world through 500 ZEGNA and Thom Browne stores, of which 304 are directly operated by the Group as of March 31, 2023 (242 ZEGNA stores and 62 Thom Browne stores). At the end of 2022, Ermenegildo Zegna Group had more than 6,000 employees and revenues of approximately €1.5 billion.
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Contacts

Investor Relations/Group Communications/Media
Francesca Di Pasquantonio/Clementina Tito
ir@zegna.com/corporatepress@zegna.com

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